FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Akel, Ferris G.	2. Issuer Name and Ticker or Trading Symbol BSB Bancorp, Inc. BSBN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 58-68 Exchange Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/9/03
(Street) Binghamton, NY 13901		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/8/02		P		50.445	A	$27.2698		D	Jt. Ten w/Spouse
Common Stock	6/10/02		P		45.220	A	$30.70		D	Jt. Ten w/Spouse
Common Stock	9/10/02		P		66.329	A	$21.10		D	Jt. Ten w/Spouse
Common Stock	12/10/02		P		64.219	A	$22.05		D	Jt. Ten w/Spouse
Common Stock	1/9/03		M		6,750.00	A	$10.667		D	Jt. Ten w/Spouse
Common Stock	1/9/03		M		2,250.00	A	$12.333		D	Jt. Ten w/Spouse
Common Stock	1/9/03		M		2,250.00	A	$15.083		D	Jt. Ten w/Spouse
Common Stock	1/9/03		M		2,250.00	A	$15.750	19,226.719	D	Jt. Ten w/Spouse
								15,520.000	D	Individual
								130,176.000	I	Akel Wholesale
							TOTAL	164,922.719
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Directors' Stock Option Plan-Right to Buy	$26.93	1/24/2002		J(1)		2,250		7/24/2002	1/24/2012	Common	2,250		2,250	D
Directors' Stock Option Plan-Right to Buy	$10.667	1/9/03		M			6,750	7/24/1994	1/24/2004	Common	6,750		0	D
Directors' Stock Option Plan-Right to Buy	$12.333	1/9/03		M			2,250	7/24/1995	1/24/2005	Common	2,250		0	D
Directors' Stock Option Plan-Right to Buy	$15.083	1/9/03		M			2,250	7/24/1996	1/24/2006	Common	2,250		0	D
Directors' Stock Option Plan-Right to Buy	$15.75	1/9/03		M			2,250	7/24/2001	1/24/2011	Common	2,250		0	D
Explanation of Responses: (1) Grant to reporting person of stock option under the BSB Bancorp, Inc. Directors' Stock Option Plan is transaction exempt under old Rule 16b-3.
By: /s/ Larry G. Denniston Attorney in fact **Signature of Reporting Person	1/9/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 The undersigned hereby constitutes and appoints Larry G. Denniston, Rexford C. Decker, and Howard W. Sharp, or any one or more of them, the undersigned's true and lawful attorney-in-fact to:

 (1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

 (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

 (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned.

 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.  This Power of Attorney can only be revoked by delivering a signed, original "Revocation of Power of Attorney" to the attorney-in-fact.

 IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of July, 2002.

 Signature

 Ferris G. Akel